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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 ---------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the Date of 5 April 2005

                                BHP Billiton Plc

                           Registration number 3196209

                                 Neathouse Place

                                 London SW1V 1BH

                                 United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


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Form 20-F        [ X ]                                  Form 40-F         [   ]
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


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Yes              [   ]                                      No            [ X ]
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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                                                             [BHP BILLITON LOGO]




NEWS RELEASE
 Release Time       IMMEDIATE
 Date               4 April 2005
 Number             14/05


             BHP BILLITON ANNNOUNCES FOREIGN INVESTMENT REVIEW BOARD
                      APPROVAL OF BID FOR WMC RESOURCES LTD


BHP Billiton advises that the Australian Treasurer has confirmed that there are no objections under the Australian Government's foreign investment policy to BHP Billiton's acquisition of WMC Resources Ltd. A copy of the Treasurer's announcement is attached.

The Treasurer's confirmation is subject to certain conditions which BHP Billiton has agreed to observe. As the conditions are acceptable to BHP Billiton, BHP Billiton will free its offer of the condition set out in clause 5.1(b) of the Bidder's Statement. This is the second condition to have been removed.

BHP Billiton Chief Executive Officer, Chip Goodyear, welcomed the announcement by the Treasurer of the Government's approval of its bid.

The offer is $7.85 for each WMC Resources Ltd share and the closing date* of the offer is 7.30 pm (Melbourne time) on 6 May 2005.

*This date is indicative only and may change as permitted by the Australian
 Corporations Act 2001 (Cth)

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com



AUSTRALIA                                          UNITED KINGDOM
Jane Belcher, Investor Relations                   Mark Lidiard, Investor & Media Relations
Tel: +61 3 9609 3952  Mobile: +61 417 031 653      Tel: +44 20 7802 4156
email: Jane.H.Belcher@bhpbilliton.com              email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations                       Ariane Gentil, Media Relations
Tel: +61 3 9609 3815  Mobile: +61 419 152 780      Tel: +44 20 7802 4177
email: Tania.Price@bhpbilliton.com                 email: Ariane.Gentil@bhpbilliton.com

UNITED STATES                                      SOUTH AFRICA
Tel: +1 713 599 6100 or +44 20 7802 4031           Michael Campbell, Investor & Media Relations
email: Mark.Lidiard@bhpbilliton.com                Tel: +27 11 376 3360  Mobile: +27 82 458 2587
                                                   email: Michael.J.Campbell@bhpbilliton.com


                                   BHP Billiton Limited ABN 49 004 028 077       BHP Billiton Plc Registration number 3196209
                                   Registered in Australia                       Registered in England and Wales
                                   Registered Office: 180 Lonsdale Street        Neathouse Place
                                   Melbourne Victoria 3000 Australia             London SW1V 1BH United Kingdom
                                   Tel +61 1300 55 4757 Fax +61 3 9609 3015      Tel +44 20 7802 4000 Fax +44 20 7802 4111


                                   A member of the BHP Billiton group which is headquartered in Australia


FURTHER INFORMATION FOR U.S. HOLDERS


BHP Billiton has filed the Bidder's Statement with the U.S. Securities and Exchange Commission (SEC) under cover of Form CB. Investors and holders of WMC Resources securities are strongly advised to read the Bidder's Statement and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of WMC Resources securities may obtain free copies of the informational document (when available), as well as other relevant documents filed with the SEC, at the SEC's website at www.sec.gov. WMC Resources has issued a target's statement in connection with the offer which investors and holders of WMC Recourses securities are strongly advised to read.


This communication is for information purposes only. It shall not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities of WMC Resources. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions.

      [TREASURER GRAPHIC]                           [PRESS RELEASE GRAPHIC]

          TREASURER                                                    NO. 025

     www.treasurer.gov.au



                 w


FIRB: BHP BILLITON GROUP/WMC



Exercising powers under the Foreign Acquisitions and Takeovers Act 1975 (the
Act), I have decided that the Australian Government has no objection to the BHP Billiton Group's (BHPB) proposed acquisition of all the issued shares of WMC Resources Limited (WMC) provided that BHPB complies with the conditions set out in Attachment A.

These conditions are in addition to previous conditions imposed under the Act, all of which remain in place.


CANBERRA

4 April 2005



Contact: David Alexander
         02 6277 7340

ATTACHMENT A

BHPB's undertakings, observance of which is a condition under Section 25 (1A) of the FOREIGN ACQUISITIONS AND TAKEOVERS ACT 1975 (the Act):

1. BHPB will abide by all Australian federal and state laws and regulations relating to the mining and export of uranium;

2. BHPB will undertake prior consultations with the Department of Industry, Tourism and Resources on the terms of any and all marketing arrangements it enters into with third parties in respect of uranium, which will be subject to all regulatory requirements imposed as part of the Australian Government's regulations and disclosure rules relating to uranium sales out of Australia.

This condition will have effect indefinitely, subject to amendment of the Act or any revocation or amendment by the Treasurer.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON PLC

/s/ Karen Wood
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Karen Wood
Title: Company Secretary
Date: 5 April 2005